

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2022

Sanjeev Sardana
Director
Vega Consulting, Inc.
2400 Meadowbrook Parkway
Duluth, GA 20096

> **Re: VOLT INFORMATION SCIENCES, INC.**
> **Schedule TO-T filed March 25, 2022**
> **Filed by Vega Consulting. Inc. et al.**
> **SEC File No. 5-02933**

Dear Mr. Sardana:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. All defined terms used here have the same meaning as in the Offer to Purchase included as an exhibit to the filing listed above.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed March 25, 2022

General

1.  Please explain why you have not included American CyberSystems, Inc. ("ACS") as a bidder on the Schedule TO-T. In this regard, it appears that representatives of ACS initiated contact with Volt Information Sciences and negotiated the merger agreement and accompanying tender offer, which, according to the Schedule 14D-9 filed by Volt, was contemplated as an acquisition of Volt by ACS. In addition, ACS and Parent are controlled by the same individual, Rajiv Sardana, who is a named bidder. Both Parent and Offeror are newly-formed entities formed in March 2022 to effectuate this transaction. Finally, ACS has entered into a commitment letter for the funds to be used to purchase tendered shares and is also acting as a guarantor of Parent's and Offeror's obligations under the Merger Agreement. In your response letter, analyze why ACS should not be included as a bidder, or revise the Schedule TO-T to add it as a filing person. If you add

ACS, please revise the Offer to Purchase as necessary to provide all of the disclosure as to ACS individually that is not already included in that disclosure document.

2.    In your response letter, explain why Rule 13e-3 does not apply to this transaction.  In this regard, we note that William Grubbs is the non-executive Chairman of the Board of Volt and is also a director of a subsidiary of ACS.  In addition, the disclosure in the Schedule 14D-9 filed by Volt indicates that he will have a future role in overseeing Volt after the consummation of the tender offer and merger.  Please include Mr. Grubbs' ownership interest in Volt and any contemplated equity interest in the surviving entity in your analysis.

<u>Certain Information Concerning the Purchaser, the Offeror and Rajiv Sardana, page 26</u>

3.    Clarify the relationship between Parent and ACS.  The current disclosure states only that both are affiliates of ACS but does not specify the nature of their relationship.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions